

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

December 13, 2017

Via E-mail
Fay West
Chief Financial Officer
SunCoke Energy Partners, L.P.
1011 Warrenville Road, Suite 600
Lisle, Illinois 60532

      Re: SunCoke Energy Partners, L.P.
             Form 10-K for Fiscal Year Ended December 31, 2016
             Filed February 16, 2017
             Form 8-K Filed January 26, 2017
             Response Dated December 6, 2017
             File No. 1-35782

Dear Ms. West:

      We have reviewed your December 6, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2016

15. Fair Value Measurements, page 88

1. We note your response to comment 1 in our letter dated November 21, 2016. Please expand your disclosures regarding the changes in your contingent consideration liability for the CMT acquisition to clearly explain (a) what prompted the amendment to the terms such that the $3.7 million decrease to the liability was recognized as a gain rather than a reduction to goodwill; (b) the $6.4 million increase to the liability and goodwill was the result of an acquisition date error; and (c) what the market factors were that resulted in a decrease to the liability of $4.6 million and $1.8 million post-combination adjustments recognized as gains. In this regard, we note that the gains recognized positively impacted operating income and income before income tax expense by 6.9% and 8.2%, respectively.

<u>Form 8-K Dated January 26, 2017</u>

2. We note your response to comment 2 in our letter dated November 21, 2016. For the reconciliations from net income and net cash provided by operating activities to distributable cash flow, please provide an explanation of what the Corporate cost holiday/deferral adjustment represents.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. Please contact Kate McHale, Staff Attorney, at (202) 551-3464, or Pamela A. Long, Assistant Director, at (202) 551-3765 with any other questions.

    Sincerely,

    /s/ Terence O'Brien

    Terence O'Brien
    Accounting Branch Chief

    Office of Manufacturing and
    Construction